

October 26, 2021

Michael Greiner
Senior Vice President and Chief Financial Officer
Avanos Medical, Inc.
5405 Windward Parkway
Alpharetta, Georgia 30004

> **Re: Avanos Medical, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Filed February 19, 2021**
> **File No. 001-36440**

Dear Mr. Greiner:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2020

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations and Related Information, page 20

1. We note there is no discussion of operating expense line items for each period in MD&A. For example, selling and general expenses declined from $399.1 million to $332.6 million from 2019 to 2020, but there is no discussion of the reason for this decrease. Please revise your disclosure in future filings to comply with Item 303(b) of Regulation S-K, which sets forth "where the financial statements reflect material changes from period-to-period in one or more line items, including where material changes within a line item offset one another, describe the underlying reasons for these material changes in quantitative and qualitative terms." Please provide us your intended revised disclosure.

2. We note you incurred $14.9 million, $56.3 million, and $9.2 million in post divestiture transition charges for the past three years, related to your April 2018 divestiture. Please

describe to us in greater detail the nature of the charges for each of the years and quantify any significant components of the charges. Revise your disclosure in future filings, consistent with your response, as appropriate.

3. We note you discuss Adjusted Gross Profit for 2020 vs. 2019, but not Gross Profit presented under GAAP for these periods. We do not believe this presentation complies with Item 10(e)(1)(i)(A) of Regulation S-K which requires a "a presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with GAAP." Please revise in future filings. As part of your revised disclosures, describe the underlying reasons in quantitative and qualitative terms, including further description and amounts related to the impact from product mix, write-off of obsolete inventory and higher costs associated with COVID-19 efforts.

Item 8. Financial Statements and Supplementary Data
Revenue Recognition and Accounts Receivable, page 34

4. Please revise future filings to disclose qualitative and quantitative disclosure about the significant judgments and changes in judgments, including inputs and assumptions, related to your accounting for returns, rebates and incentives, as set forth in ASC 606-10-50-1(b), 50-17, and 50-20. Provide us your intended revised disclosure.

5. We note that you disaggregate revenue attributable to Chronic Care and Pain Management in response to ASC 606-10-50-5. To help us better understand the basis for your presentation, please provide us the financial information (1) used to prepare the Fourth Quarter 2020 Earnings Call presentation and (2) provided to your chief operating decision maker to evaluate your 4th quarter and annual 2020 results. In addition, please identify for us the unprofitable lines of business in which exiting was initiated, as referred to on page 19 and elsewhere.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Michael Fay at 202-551-3812 or Brian Cascio, Accounting Branch Chief, at 202-551-3676 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences